EXHIBIT 99.1

For Immediate Release	Date: September 17, 2017
17-39-TR

Teck Increases Red Dog Production Guidance
and Updates Exploration Results in the Red Dog District

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today announced increased zinc production guidance for its Red Dog operation and recent results of exploration in the Red Dog District in Alaska.

“We are pleased with the significant improvements in recovery at our Red Dog Operations in the last few months and consequently production will now exceed previous guidance for the year by approximately 50,000 tonnes,” said Don Lindsay, President and CEO. “As well, our exploration results at our nearby Aktigiruq deposit show its potential to be one of the best undeveloped zinc deposits in the world.”

Red Dog Operations Production Guidance Update
Red Dog’s zinc production for 2017 is now expected be in the range of 525,000 to 550,000 tonnes, up from the most recent guidance range of 475,000 to 500,000 tonnes of zinc. The increase in production is due to changes in mine sequencing and improved metallurgical recoveries, enabling higher grade mill feed with a greater percentage of ore from the Qanaiyaq pit in the second half of the year.

Annual zinc production at Red Dog over the next five years is expected to be between 475,000 and 550,000 tonnes of zinc. This assumes completion of a mill upgrade project which is expected to increase average mill throughput by about 15% over the remaining mine life, helping to offset lower grades and harder ore in the Aqqaluk pit. This project has robust economics and is expected to be complete by Q4 2019 at a capital cost of US$110 million. Because the upgrade project will permit lower grade material to be processed, the current mine life, based on existing developed deposits, will remain unchanged through to 2031.

Red Dog District Exploration Update
Teck’s regional exploration has focused on a significant high-grade zinc deposit, known as Aktigiruq, for a number of years. Located on 100% Teck owned state claims 12 kilometres North West of Red Dog Operations, Aktigiruq is located adjacent to the Anarraaq deposit, and was previously noted in the NI 43-101 Technical Report for the Red Dog Mine dated February 21, 2017.

Current drill hole spacing is not sufficient for a mineral resource estimate, but the drill data, outlined in Table 1 below, suggests an exploration target for Aktigiruq in the range of 80 million tonnes to 150 million tonnes of mineralization at a grade of between 16% combined zinc plus lead and 18% combined zinc plus lead (12% zinc + 4% lead and 14% zinc + 4% lead, respectively). If realized, this would make the

Aktigiruq zinc deposit one of the top undeveloped zinc deposits in the world. Past production since 1989 to the end of 2016 for Red Dog Operations is 78.3 million tonnes at 19.6% zinc and 5.3% lead and Red Dog proven and probable reserves at December 31, 2016 were 50.9 million tonnes at 15% zinc and 4.2% lead.

The potential quantity and grade of the Aktigiruq exploration target is conceptual in nature. There has been insufficient exploration to define a mineral resource and it is uncertain if further exploration will result in the target being delineated as a mineral resource.

Teck continues to explore the Aktigiruq deposit with a 2017 helicopter supported drill program to test internal continuity and lateral extents of the deposit. The $16 million 2017 program includes approximately 18,000 metres in 16 to 20 drill holes and is well underway with 10 holes and 9,862 metres drilled to the end of August 2017. No analytical results for the 2017 program have been received to date, but visual estimates are consistent with the model’s expectations and results of this program will be released once all assay results are returned.

Prior to the 2017 drill program a total of 25 wide spaced diamond drill holes have intersected mineralization, similar to other sediment hosted zinc-lead mineralization in the Red Dog district, at Aktigiruq over an area of approximately 3 km by 1.5 km (Figure 1).  Table 1 provides a summary of the pre-2017 drill hole locations for 39 holes in and around the mineralized body and Table 2 provides a summary of drill intercepts above 8% zinc plus lead which have intersected the mineralization located at depths of between 400 and 1,000 m below surface. Mineralization remains open in several directions and further drilling is planned both to test the internal continuity of mineralization as well as the limits of the system.

Figure 1. Location map showing pre-2017 drill collar locations

AKT DH Collars
SigInt
Significant
Non-Significant
Short
Non AKT DDH
DDH1120
DDH1151
DDH1122
DDH1140
DDH1156
DDH1153
DDH1114
DDH1150
DDH1149
DDH1137
DDH1141
DDH1144
DDH1141B
DDH1708
DDH1737
DDH1730
DDH1159
DDH1121
DDH1734
DDH1142
DDH1745
DDH1138
DDH0787
DDH1154
DDH0794
DDH1157
DDH1116
DDH1157A
DDH1157B
DDH1145
DDH0782
DDH1123
DDH1152
DDH0788
DDH0791
DDH0781
DDH1191
Aktigiruq
Drill Holes
Aŋarraaq
Deposit
Red Dog
0 1 2 3 4
Miles
0 1,000 2,000 3,000 4,000
Ft
"NAD_1927_StatePlane_Alaska_7_FIPS_5007"
562000
564000
566000
568000
570000
572000
574000
576000
5192000
5190000
5188000
5186000
5184000
5182000
5180000
5178000
5176000
5174000
1400
1600
1200

Table 1. Drill hole location, elevation, azimuth, dip, depth for the Aktigiruq drill holes.

Hole ID	Easting	Northing	Elevation (ft)	Azimuth	Dip	Hole Length (m)	Year Drilled
DDH0781	573934	5180116	1337	0	-90	483	1999
DDH0782	574764	5182489	1343	0	-90	409	1999
DDH0787	573209	5183952	1163	0	-90	337	1999
DDH0788	572404	5180989	1121	35	-88	479	1999
DDH0791	570344	5181035	1168	90	-85	533	1999
DDH0792	572372	5178910	1190	30	-85	469	1999
DDH0795	571127	5177309	1532	20	-84	593	1999
DDH0937	562960	5192160	756	11	-86	911	2000
DDH1112	562570	5191333	748	35	-88	909	2001
DDH1114	569282	5187317	1492	333	-89	1100	2001
DDH1116	569711	5183288	1347	305	-90	913	2001
DDH1120	564716	5191491	880	36	-88	945	2001
DDH1121	569701	5185262	1238	71	-90	1062	2004
DDH1122	568798	5189478	1091	349	-89	981	2004
DDH1123	570592	5182081	1293	45	-86	662	2004
DDH1137	568913	5186565	1417	47	-89	1138	2007
DDH1138	569373	5184190	1295	340	-90	1097	2007
DDH1139	571098	5179451	1579	314	-84	621	2007
DDH1140	569094	5188574	1031	16	-81	964	2007
DDH1142	571057	5184624	1188	109	-89	776	2007
DDH1143	569551	5181689	1338	1	-88	890	2007
DDH1144	570418	5186587	1449	354	-89	1056	2007
DDH1145	570770	5183185	1189	95	-89	710	2007
DDH1149	571979	5187059	1285	240	-88	880	2008
DDH1151	565928	5189726	851	255	-90	1146	2008
DDH1152	571920	5182075	1145	86	-87	648	2008
DDH1153	571026	5187564	1343	111	-89	875	2008
DDH1154	572765	5184365	1162	51	-89	532	2008
DDH1156	568374	5188304	1104	358	-87	1110	2008
DDH1157	571777	5183735	1103	57	-87	560	2008
DDH1159	572409	5185537	1165	59	-88	680	2008
DDH1191	570742	5179841	1549	82	-89	642	2012
DDH1708	573245	5186235	1357	298	-89	624	2014
DDH1730	571417	5185561	1265	109	-90	835	2015
DDH1734	571958	5185017	1159	245	-90	682	2015
DDH1737	570400	5185799	1342	201	-89	1048	2016
DDH1745	572000	5184398	1153	178	-89	611	2016
SUDS-28	575427	5181195	990	0	-90	248	1986
SUDS-31	575820	5183480	1005	0	-90	304	1988
Note: Collar locations are reported in NAD27 - State Plane Alaska Zone 7.  Collar positions were determined by differential GPS.

Table 2. Significant drill hole intersections from the Aktigiruq project at >8% Zn+Pb.

Hole ID	From (m)	To (m)	Length (m)	Zn (%)	Pb (%)	Ag (g/t)
DDH0781	345.5	349.0	3.5	7.38	0.73	1.6
DDH0788	261.5	264.6	3.0	9.15	0.30	0.5
	307.5	310.6	3.0	10.72	1.90	0.5
	334.7	341.7	7.0	9.18	4.13	1.5
DDH0791	447.4	455.1	7.6	7.06	1.56	3.5
DDH1114	991.8	997.0	5.2	45.82	3.49	1.3
	1001.6	1015.6	14.0	16.83	4.00	0.8
DDH1116	809.2	812.3	3.0	9.30	0.42	6.8
	813.5	816.6	3.0	7.34	1.72	7.1
DDH1120	688.5	693.3	4.8	21.03	1.68	0.5
	722.4	726.7	4.3	10.56	0.73	1.4
	730.1	736.4	6.2	9.71	0.41	1.6
DDH1121	885.0	896.7	11.7	8.49	2.08	1.83
	951.0	985.1	34.1	15.05	1.98	1.2
DDH1122	750.0	753.2	3.2	8.33	1.12	2.6
DDH1123	552.1	555.2	3.0	8.25	0.60	0.4
DDH1137	1002.8	1009.2	6.4	10.47	1.94	1.5
DDH1138	840.3	845.1	4.8	9.97	1.99	1.0
DDH1140	783.6	786.7	3.0	10.91	1.46	0.8
DDH1142	625.4	628.5	3.0	7.79	1.81	1.6
	633.4	638.9	5.5	11.20	3.64	1.4
	647.1	651.4	4.3	9.10	2.31	1.4
	693.7	707.4	13.7	14.74	4.58	6.1
DDH1144	944.0	951.7	7.8	14.60	8.82	0.3
DDH1145	608.7	616.6	7.9	11.10	5.44	2.0
DDH1149	800.7	806.8	6.1	19.01	4.59	n/a
DDH1152	398.6	401.6	3.0	7.36	4.01	2.4
	411.9	415.0	3.0	7.46	2.63	0.8
	442.1	446.5	4.4	7.18	2.21	8.7
DDH1154	408.0	414.2	6.2	7.87	6.91	1.0
	469.1	478.8	9.8	5.68	4.00	26.7
	483.7	486.8	3.0	5.13	4.49	26.7
	490.0	496.7	6.7	8.74	1.21	10.0
DDH1157	465.6	470.3	4.7	15.47	2.88	0.6
	476.4	479.5	3.0	9.31	2.09	2.6
DDH1159	480.2	483.9	3.6	18.87	5.81	6.3
	489.1	495.1	6.1	4.62	4.63	0.5
	522.1	564.5	42.4	7.56	4.11	8.1
	588.9	591.9	3.0	6.68	1.46	2.2
	607.8	615.1	7.3	11.30	4.22	2.3

Hole ID	From (m)	To (m)	Length (m)	Zn (%)	Pb (%)	Ag (g/t)
DDH1708	481.1	488.0	6.8	6.09	2.68	3.2
	537.4	546.4	9.0	7.67	0.64	7.4
DDH1730	666.9	670.0	3.0	8.71	1.06	0.8
	674.5	684.1	9.6	8.61	4.55	1.5
	729.4	732.4	3.0	8.86	4.35	1.2
	738.1	763.5	25.4	21.45	4.08	2.7
DDH1734	530.2	549.4	19.3	9.79	5.22	1.7
	598.9	625.8	26.8	15.94	5.55	4.6
DDH1737	833.2	836.3	3.0	9.17	1.31	0.8
	843.7	849.3	5.6	8.84	8.00	0.7
	877.8	932.4	54.6	16.80	3.63	1.5
DDH1745	507.3	510.4	3.0	7.67	1.48	0.9
	513.2	516.3	3.2	5.13	4.84	2.6
	524.9	527.9	3.0	9.85	0.66	1.7
	570.3	583.9	13.6	19.68	5.54	3.5

Notes: Intercepts were composited using the bulk mineable interval option in Vulcan V10.0 software at a cutoff of 8% Zn+Pb, minimum 10ft (3.05 m) core length and 10ft (3.05 m) dilution length.

The intersected length of mineralization is reported throughout this release. True thicknesses are not determined as the geometry of the mineralized zone is uncertain. True thickness of the intervals are estimated to be 89-99% of the downhole core lengths based on the interpreted attitude of the mineralized horizons.
Rodrigo Marinho, P.Geo, a qualified person for purposes of National instrument 43-101 and a Teck employee, has verified the data disclosed in this news release including sampling, analytical and test data underlying the information contained herein. Data verification procedures included site visits, review of drill and core collection, logging and sampling practices, and evaluation of quality control sample results and geological interpretations. Core samples can range from approximately 0.9 metres to 2.1 metres in length, and averaged 1.5 metres in length. Half core samples were sent to Bureau Veritas Laboratories in Vancouver, British Columbia, for analysis involving acid digestion and oxidative fusion with X-ray diffraction. The quality assurance-quality control program at Red Dog includes standards and blanks inserted at regular intervals as well as core, coarse crush and pulp duplicates all analyzed by Bureau Veritas.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Forward-Looking Statements
This press release contains certain forward-looking statements within the meaning of the Unites States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario).  Forward-looking statements and information can be identified by the use of words such as “expects”, “intends”, “is expected”, “potential” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Forward-looking statements in this press release include, among others, statements regarding Red Dog production guidance for 2017 as well as over the next five years, the statement that the Aktigiruq deposit is one of the best undeveloped zinc deposits in the world, timing, capital cost and benefits of the mill upgrade project, Red Dog mine life and the tonnage and grade of mineralization of Aktigiruq.

These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary materially, including, but not limited to, assumptions that future geological work will support, and be consistent with, the Aktigiruq exploration target results,  assumptions regarding Red Dog operations being conducted in accordance with our current plans, accuracy of our reserve estimates and geological estimates, assumptions regarding the representativeness of the current Aktigiruq exploration results, and assumptions regarding receipts of any required approvals.  Our five year production guidance also completion of the mill upgrade project described above, and further assumes the mill upgrade project operates as projected and is completed by Q4 2019.

Factors that may cause actual results to vary materially include, but are not limited to, inaccurate geological and metallurgical assumptions, results of further exploration work not supporting or being consistent with the Aktigiruq exploration target results, unanticipated operational difficulties, unanticipated operational difficulties at Red Dog, inability to realize exploration potential, conclusions of future economic or geological evaluations, difficulty in obtaining or maintaining permits, and changes or further deterioration in general economic conditions. We will not achieve the maximum mine lives of our projects, or be able to mine all reserves at our projects, if we do not obtain relevant permits relating to our plans and deterioration in economic conditions.

Certain of these risks are described in more detail in the annual information form of Teck and in its public filings with Canadian securities administrators and the U.S. Securities and Exchange Commission. Teck does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4621
fraser.phillips@teck.com

Media Contact:
Chris Stannell
Senior Communications Specialist
604.699.4368
chris.stannell@teck.com